RJJL:\Head stw 2007 kapvermindering integrale tekst Eng MO\SD/49540-19

STATEMENT ABOUT ARTICLES OF ASSOCIATION

Robert Jan Jozef Lijdsman, civil law notary in Amsterdam,

hereby declares:

the attached document is a fair English translation of the Articles of Association of:

Head N.V., having its official seat in Rotterdam,

as they read after execution of the deed of amendment on 20 August 2007 before me, civil law notary, with respect to which amendment a ministerial Statement of No Objections was granted on 30 July 2007, under number NV 1000046.

Head N.V. is a public limited liability company under Dutch law (‘naamloze vennootschap’), having its office address at Rokin 55, 1012 KK Amsterdam, and registered in the Commercial Register under number 24286737.

In preparing the attached document, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation, and if they do, the Dutch text will by law govern.

In the attached document, Dutch legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Amsterdam, 21 August 2007.

RJJL:\Head stw 2007 kapvermindering integrale tekst Eng MO/SD/49540-19

CHAPTER I

Definitions.

Article 1.

In these articles of association the following expressions shall have the following meanings:

a.	Affiliate: in relation to Mr Carl Johan Martin Eliasch, born in Stockholm (Sweden) on the fifteenth day of February nineteenhundred and sixty-two:
–

any Person (as defined below) directly or indirectly controlled by Mr Carl Johan Martin Eliasch, aforementioned (for the purposes of this meaning, “control”, including with correlative meanings the terms “controlling”, “controlled by” or “under common control with”, as used with respect to any Person, shall mean the possession, directly or indirectly, of the sole power to direct or cause the direction of the management and the policies of such Person, whether through the ownership of voting securities, the authority to appoint board members, or by contract otherwise);

–	the parents and the sister of Mr Carl Johan Martin Eliasch, aforementioned;
–	any spouse and lineal descendant(s) of Mr Carl Johan Martin Eliasch, aforementioned, or spouse(s) of such lineal descendant(s); and
–	any trust and entity the beneficiaries of which consist solely of one or more of the persons identified above;
b.	the annual meeting: the general meeting of shareholders held for the purpose of dealing with the annual accounts and the annual report;
c.

Change of Control: with respect to the Stichting (as defined below), the occurrence of the event that Mr Carl Johan Martin Eliasch, aforementioned, or his Affiliate (as defined above) fails to control (as defined in the definitions under a above) the Stichting;

d.

Change of Ownership: with respect to Mr Carl Johan Martin Eliasch, aforementioned, the occurrence of the event that Mr Carl Johan Martin Eliasch, aforementioned, and/or his Affilate (as defined above) fails to beneficially own any share in the capital of the company;

e.	depository receipts: depository receipts in respect of shares issued by the company;
f.

the distributable part of the net assets: that part of the company’s capital and reserves which exceeds the aggregate of the part of the capital which has been paid-up and called and the reserves which must be maintained by virtue of the law or these articles of association;

g.	the general meeting: the body of the company formed by shareholders and other persons entitled to vote;

h.	the general meeting of shareholders: the meeting of shareholders and other persons entitled to attend the general meetings;
i.	group company: a legal entity or company together with which the company, in accordance with the meaning of article 24b, Book 2 of the Civil Code, forms a group;
j.	Ordinary Meeting: the body of the company formed by the holders of ordinary shares and other persons entitled to vote on ordinary shares;
k.	Person: an individual, a partnership, a joint venture, a corporation, an association, a trust, or any other entity or organization;
l.	Preference Meeting: the body of the company formed by the holders of preference shares and other persons entitled to vote on preference shares;
m.	Stichting: Stichting Head Option Plan, a foundation under Dutch law (“stichting”), having its official seat in Rotterdam;
n.	subsidiary:
–

a legal entity in which the company or one or more of its subsidiaries, whether or not by virtue of agreement with other persons who can cast votes, can exercise alone or together more than half of the voting rights in the general meeting of members or shareholders of that legal entity; or

–

a legal entity in respect of which the company or one or more of its subsidiaries is a member or shareholder and, whether or not by virtue of agreement with other persons who can cast votes, alone or together, can appoint or dismiss more than half the Board of Management members or the Supervisory Board members, also in the event all the persons who can cast votes, vote;

–	a partnership acting in its own name shall be regarded as a subsidiary, where the company or one or more subsidiaries, as a partner, is fully liable to creditors for debts;
–	all this with due observance of all provisions of the paragraphs 3 and 4 of article 24a, Book 2 of the Civil Code.

CHAPTER II

Name, seat, objects.

Article 2. Name and seat.

1.	The name of the company is: Head N.V.
2.	It shall have its seat in Rotterdam.

Article 3. Objects.

The objects of the company are:

to perform all acts and to do all things (as long as these are not prohibited by law), such as operating all kinds of businesses, holding, participating in, managing and financing other enterprises and companies, borrowing moneys and providing security therefor and and providing security for the debts of group companies, participations and third parties and doing all that is connected with the foregoing or may be conductive

AMCO:1445186.1	Allen & Overy LLP

thereto, including the owning, leasing or obtaining licenses for real and intellectual properties, all this to be interpreted in the widest sense.

CHAPTER III

Capital and shares. Register.

Article 4. Authorised capital. Classes of shares.

1.	The authorised capital amounts to one million nine hundred and ninety-one thousand thirty-three euro and eighty-four eurocents (EUR 1,991,033.84).
2.	It is divided into:
–	ninety-nine million five hundred and fifty-one thousand six hundred and ninety-two (99,551,692) ordinary shares with a nominal value of one eurocent (EUR 0.01) each; and
–	ninety-nine million five hundred and fifty-one thousand six hundred and ninety-two (99,551,692) preference shares with a nominal value of one eurocent (EUR 0.01) each.
3.	The ordinary shares may, at the option of the shareholder, be registered shares or bearer shares. The preference shares are registered shares.
4.

Wherever the articles of association refer to “shares” or “shareholders”, such terms shall be understood to refer to both classes of shares mentioned in paragraph 2 and the holders thereof, unless the contrary is apparent from the context.

5.	The company may lend its co-operation to the issuance of depository receipts of its shares.

Article 5. Certificate of bearer shares.

1.	On the occasion of a subscription to ordinary shares a subscriber becoming entitled to an ordinary share may require the company, in writing, the delivery of a registered ordinary share.
2.	Without such request, the subscriber shall obtain a bearer ordinary share in conformity with the provisions of this article.
3.	All bearer ordinary shares shall initially be embodied by one single share certificate (the “Global Share Certificate”).
4.	The form of the Global Share Certificate shall be determined by the Board of Management, with due observance of the regulations of the clearing house where the bearer certificate will be deposited.
5.

The Board of Management shall, with due observance of the regulations of the clearing house involved and the Dutch statutory provisions regarding the transfer of shares, give rules on the conversion of one or more bearer ordinary shares into one or more registered ordinary shares and vice versa.

Article 6. Registered shares.

1.	Registered shares shall be available:
(i)	either in the form of an entry in the register of shareholders without issue of a share certificate; shares of this type are referred to in these articles of association as “type I shares”;

or, to the extent registered ordinary shares are concerned,

(ii)

at the discretion of the Board of Management, in the form of an entry in the register of shareholders with issue of a share certificate, which share certificate shall consist of a “mantel” (main part) only; shares of this type are referred to in these articles of association as “type II shares” and “type II share certificates”.

2.	Type II share certificates shall be available in such denominations as the Board of Management shall determine.
3.

On behalf of the company, all share certificates shall be signed by or on behalf of a member of the Board of Management; the signature may be effected by printed facsimile. In addition all share certificates may be validly signed on behalf of the company by one or more persons designated by the Board of Management for that purpose.

4.	All share certificates shall be identified by numbers and/or letters.
5.

The Board of Management can determine that for the purpose to permit or facilitate trading of ordinary shares at a foreign stock exchange, type II share certificates shall be issued in such form as the Board of Management may determine, in order to comply with the requirements set by such foreign exchange.

6.	The expression “type II share certificate” as used in these articles of association shall include a share certificate in respect of more than one ordinary registered share.

Article 7. Duplicate certificates.

1.	In the event of the loss, theft or destruction of type II share certificates, the Board of Management may issue a duplicate certificate in respect of the certificate concerned.
2.	The issue of a duplicate shall render the original document worthless with regard to the company.
3.	The new certificate shall make clear that it is a duplicate.

Article 8. Register of shareholders.

1.	The Board of Management shall keep a register containing the names and addresses of all holders of registered shares, with reference to the class of shares.

The register may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register may be kept abroad in order to comply with applicable foreign statutory provisions or applicable provisions of a foreign stock exchange. The Board of Management may delegate its duty to keep the register to one or more agents.

2.

Every holder of one or more registered shares and any person having a right of usufruct or a right of pledge over one or more such shares shall be obliged to provide the company in writing with their address.

AMCO:1445186.1	Allen & Overy LLP

3.	All entries and notes in a register shall be signed by a member of the Board of Management.
4.	Article 85, Book 2 of the Civil Code also applies to the register.
5.

Upon his request a shareholder shall be provided with written evidence of the contents of the register with regard to the type I shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the company by a person to be designated for that purpose by the Board of Management. Such extract from the register is not marketable.

CHAPTER IV

Issuance of shares.

Article 9. Body competent to issue shares.

1.

Shares shall be issued pursuant to a resolution of the Board of Management. This authority of the Board of Management shall relate to all unissued shares of the authorised capital, as applicable now. The duration of this authority shall be established by a resolution of the general meeting and shall be for a period of maximum five years, without prejudice to the provisions of article 48.

2.

Designation of the Board of Management as the corporate body competent to issue shares may be extended by an amendment to the articles of association or by a resolution of the general meeting for a period not exceeding five years in each case. The number of shares which may be issued shall be determined at the time of this designation, provided that it may not concern more than all non-issued shares of the authorised capital as it reads at the time of the designation. The resolution of the general meeting to designate the Board of Management as the corporate body competent to issue shares shall only be adopted on a proposal of the Board of Management. The designation by the general meeting can be revoked. The resolution of the general meeting to revoke the designation shall only be adopted on the proposal of the Board of Management and shall require an affirmative vote of a majority of ninety per cent (90%) of the votes cast.

3.

Upon termination of the authority of the Board of Management, the issue of shares shall thenceforth require a resolution of the general meeting, save where another corporate body has been designated by the general meeting. The resolution of the general meeting to issue shares or to designate another corporate body shall only be adopted on proposal of the Board of Management.

4.

The provisions of paragraph 1 to 3 inclusive shall be equally applicable to the granting of rights to subscribe for shares but shall not be applicable to the issue of shares to persons exercising a previously granted right to subscribe for shares.

5.	Article 96, Book 2 of the Civil Code also applies to the issuance of shares and the granting of rights to take up shares.

AMCO:1445186.1	Allen & Overy LLP

Article 10. Conditions of issuance. Rights of pre-emption.

1.

The price and further conditions of issuance shall be determined in the resolution to issue shares. The issue price may be no lower than the nominal value, without prejudice to the provision of article 80 paragraph 2, Book 2 of the Civil Code.

2.

Upon the issuance of ordinary shares, every holder of ordinary shares shall have a preferential right in accordance with article 96a, Book 2 of the Civil Code. The same applies to the granting of rights for the taking up of ordinary shares.

3.

The pre-emptive right may be restricted or excluded by a resolution of the Board of Management. The authority granted to the Board of Management shall terminate on the date of termination of the authority of the Board of Management to issue shares. Paragraph 1 to 3 inclusive of article 9 shall be equally applicable.

4.	Articles 96a and 97, Book 2 of the Civil Code also apply to the conditions of issuance and to the preferential right.

Article 11. Payment for shares.

1.

Upon the taking up of each ordinary share, the total nominal value shall be paid together with, if the share is taken up at a higher price, the difference between these amounts, without prejudice to the provisions in article 80 paragraph 2, Book 2 of the Civil Code.

Upon the taking up of each preference share, at least one fourth of the par value shall be paid. Further payments on preference shares shall be made, up to the par value as a maximum, at the request of the Board of Management.

2.	Payment for ordinary shares must be made in cash to the extent that no other manner of payment has been agreed upon. Payment for preference shares can only be made in cash.
3.

The Board of Management shall be authorised to enter into transactions concerning non-monetary contributions on ordinary shares, and the other transactions referred to in article 94 paragraph 1, Book 2 of the Civil Code, without the prior approval of the general meeting.

4.	Articles 80, 80a, 80b and 94b, Book 2 of the Civil Code also apply to payments on shares and non-monetary contributions.

CHAPTER V

Own shares and depository receipts thereof.

Article 12.

1.	The company shall be entitled to acquire fully paid-up shares in its own capital or depository receipts in respect thereof, provided either no valuable consideration is given or provided that:
a.	the distributable part of the net assets is at least equal to the purchase price; and

AMCO:1445186.1	Allen & Overy LLP

b.

the nominal value of the shares or the depository receipts in respect thereof which the company acquires, holds or holds in pledge or which are held by a subsidiary does not exceed one tenth of the issued capital.

2.

The Board of Management shall require the authorisation of the general meeting for an acquisition for valuable consideration. This authorisation may be given for a maximum of eighteen months. At the time of granting such authorisation, the general meeting must determine how many shares or depository receipts thereof may be acquired and between which limits the price must be.

3.	The company may acquire its own shares or depository receipts thereof in order to transfer them, pursuant to a regulation to that effect, to staff employed by the company or by a group company.
4.	The acquisition or alienation by the company of its own shares shall take place pursuant to a decision of the Board of Management.
5.	Articles 89a, 95, 98, 98a, 98b, 98c, 98d and 118, Book 2 of the Civil Code also apply to own shares or depository receipts thereof.

CHAPTER VI

Capital reduction.

Article 13.

1.	The general meeting may decide to reduce the issued capital, but only at the proposal of the Board of Management;
a.	by cancelling shares; or
b.	by reducing the amount of the shares by amendment of the articles of association.

A resolution of the general meeting to reduce the capital must designate the shares to which the resolution relates and must include provisions for the implementation of the resolution.

2.	A resolution to cancel shares may only involve:
a.	shares or depository receipts in respect thereof held by the company itself; or
b.	all ordinary shares or all preference shares, in both cases with the consent of respectively the Ordinary Meeting or the Preference Meeting.
3.

In case of cancellation of all preference shares, without prejudice to any provision of the law on the subject, there shall, to the extent possible, be paid in respect of these shares an amount equal to the nominal amount paid on those shares, increased by any outstanding dividend referred to in article 32 paragraph 1, which dividend shall then be calculated over the period ending on the date on which the payment shall become payable.

4.

Partial repayment of shares or exemption from the obligation to pay calls on shares is only possible in order to implement a decision to reduce the amount of the shares. Such repayment or exemption shall take place:

AMCO:1445186.1	Allen & Overy LLP

a.	with regard to all shares; or
b.	with regard to either all ordinary shares or all preference shares, in both cases with the consent of respectively the Ordinary Meeting or the Preference Meeting.

CHAPTER VII

Transfer of registered shares. Limited rights.

Article 14.

1.

The transfer of a registered share or the transfer of a right-in-rem therein shall be effected by means of a deed and, except where the company itself is a party to the transaction, acknowledgement in writing of the transfer by the company.

Acknowledgement is effected in the deed, or by a dated declaration of acknowledgement either on the deed or on a copy or extract thereof which is certified by a civil law notary or by the transferor. Official service of that deed or that copy or extract on the company shall rank as acknowledgement.

2.

A right of pledge may also be created without acknowledgement or official service of notice to the company. In such case, article 239, Book 3 of the Civil Code applies accordingly, on the understanding that the communication referred to in paragraph 3 of that article, shall then be replaced by acknowledgement by or official service on the company.

3.	The acknowledgement shall be signed by a member of the Board of Management.
4.	The provisions of paragraphs 1 and 3 apply accordingly to the allocation of registered shares on the division of jointly held property.
5.

The shareholder shall have voting rights in respect of a share in which the right of usufruct or the right of pledge is created. However, the voting rights shall accrue to the beneficiary of the right of usufruct or the pledgee in the event that it was so stipulated at the creation of the right of usufruct or the right of pledge. The shareholder who holds no voting rights and the beneficiary of a right of usufruct or pledgee who does hold voting rights shall have the rights which the law attributes to holders of depository receipts in respect of shares in a company which are issued with that company’s co-operation. A beneficiary of a right of usufruct or a pledgee who holds no voting rights shall not have the rights referred to in the preceding sentence.

6.

The rights attached to a share in which a right of usufruct is created, relating to the acquisition of shares shall accrue to the shareholder. However, the shareholder shall compensate the beneficiary of the right of usufruct for the value thereof to the extent that the latter is entitled thereto by virtue of his right of usufruct.

CHAPTER VIII

Management.

AMCO:1445186.1	Allen & Overy LLP

Article 15. Board of Management.

1.	The management of the company shall be constituted by a Board of Management consisting of one or more members.
2.

If the Board of Management is constituted by two or more members, then the Board of Management may designate one of its members as “Chairman” (the “Board of Management Chairman”) and one of the members as “Chief Executive Officer”. One member of the Board of Management may have both designations. Also in the event the Board of Management is constituted by one member, the Board of Management can designate this member as Board of Management Chairman and/or Chief Executive Officer.

Article 16. Appointment.

1.	Members of the Board of Management shall be appointed by the general meeting from a list of nominees, to be drawn up by the Stichting.
2.

If the list of candidates contains the names of at least two persons it shall be binding. However, the general meeting may at any time, by resolution passed by the affirmative vote of at least two thirds of the votes cast resolve that such list shall not be binding.

3.	If the Stichting should fail to draw up a list of nominees within three months after the vacancy has occurred the general meeting may appoint a member of the Board of Management at its own discretion.
4.

If the Stichting has drawn up a non-binding nomination, the appointment of a member to the Board of Management in contravention of the nomination shall require a resolution of the general meeting adopted by the affirmative vote of at least two/thirds of the votes cast.

5.

The authority of the Stichting to make nominations referred to in this article and a proposal referred to in paragraph 2 of article 17 shall cease upon a Change of Control and/or upon a Change of Ownership. After such Change of Control and/or such Change of Ownership these rights shall be exercised by the Supervisory Board. The Stichting shall upon request of the Board of Management, provide the Board of Management with such information as the Board of Management may reasonably require in order to determine whether a Change of Control and/or a Change of Ownership has occurred. The Board of Management shall notify the Trade Register of the Chamber of Commerce in Rotterdam about such Change of Control and/or Change of Ownership.

Article 17. Suspension and removal.

1.	Each member of the Board of Management may be suspended or removed at any time by the general meeting.
2.

A resolution of the general meeting to suspend or dismiss a member of the Board of Management without the Stichting (with due observance of paragraph 5 of article 16) having proposed such a suspension or dismissal, may be adopted only by the affirmative vote of at least two thirds of the votes cast.

AMCO:1445186.1	Allen & Overy LLP

3.

Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If at the end of that period no decision has been taken about termination of the suspension, or about dismissal, the suspension shall end.

Article 18. Remuneration.

The Supervisory Board, in consultation with the Board of Management Chairman, shall determine the remuneration and further conditions of employment for each member of the Board of Management.

Article 19. Duties of the Board of Management. Decision making process. Allocation of duties.

1.	Subject to the restrictions imposed by these articles of association, the Board of Management shall be entrusted with the management of the company.
2.	The Board of Management Chairman may draw up a set of rules governing the passing of resolutions by the Board of Management (the “By-laws Board of Management”).
3.	All resolutions of the Board of Management shall be adopted with a simple majority of the votes cast, except to the extent that the By-laws Board of Management require a different vote.
4.

The Board of Management Chairman may determine the duties with which each member of the Board of Management will be charged in particular. The allocation of duties shall be notified to the Supervisory Board.

5.

The Board of Management may form a “Management Team” and appoint “Officers” and allocate certain of its duties to such Management Team and Officers. Such allocation shall not effect the ultimate responsibility of the Board of Management for the duties thus allocated.

Article 20. Representation.

1.	The Board of Management shall be authorised to represent the company. The Board of Management Chairman acting solely shall also be authorised to represent the company.

The Board of Management may grant to one or more of its members a power of attorney to represent the company alone or jointly with due observance of the restrictions of the power of attorney.

2.

In the event of a conflict of interest between the company and a member of the Board of Management, the company shall be represented by such member of the Board of Management or of the Supervisory Board, as the Supervisory Board and the Board of Management jointly shall designate for this purpose which shall be an independent/desinterested member.

Article 21. Actions requiring Supervisory Board approval.

1.

The Supervisory Board, in agreement with the Board of Management, is entitled to require resolutions of the Board of Management to be subject to its approval. Such resolutions shall be agreed between the Supervisory Board and

AMCO:1445186.1	Allen & Overy LLP

the Board of Management and clearly specified and notified to the Board of Management in writing.

1.

The lack of approval of the Supervisory Board in respect of a resolution of the Board of Management referred to in paragraph 1 of this article does not affect the authority of the Board of Management or its members to represent the company.

2.

In case a resolution of the Board of Management is in accordance with paragraph 1 of this article subject to approval of the Supervisory Board, a resolution of the Board of Management approving such resolution of any body of a company in which the company participates and has effective management control shall be treated as a resolution of the Board of Management which also requires the approval of the Supervisory Board.

Article 22. Absence or prevention.

1.	If the Board of Management Chairman is absent or is prevented from performing his duties, he shall be temporarily replaced by the person appointed to that effect by the Supervisory Board.
2.

If another member of the Board of Management is absent or is prevented from performing his duties, the remaining members or member of the Board of Management shall be temporarily entrusted with the entire management of the company. If all members or the sole member of the Board of Management are absent or are prevented from performing their duties, and there is no replacement for the Board of Management Chairman, the management of the company shall be temporarily entrusted to the Supervisory Board which shall then be authorised to entrust the management temporarily to one or more persons, whether or not from among its members.

CHAPTER IX

Supervisory Board.

Article 23. Number of members.

1.

The company shall have a Supervisory Board. The Supervisory Board can consist of individuals only. As long as the Stichting has the right to appoint, suspend and remove one or more Supervisory Directors as provided for in paragraph 1 of article 24 and paragraph 1 of article 25, the Supervisory Board shall consist of a number of Supervisory Directors which is divisible by three, provided that it has at least to consist of a minimum of three Supervisory Directors.

2.

Subject to paragraph 1 of this article, the Supervisory Board shall determine the number of Supervisory Directors, except to the extent that the By-laws Supervisory Board (as referred to in paragraph 1 of article 28) prescribe differently.

3.

If there are fewer Supervisory Directors, as determined by the Supervisory Board or if applicable as prescribed by the By-laws Supervisory Board, the Supervisory Board shall be competent, but shall proceed without delay to

AMCO:1445186.1	Allen & Overy LLP

make up the number or numbers.

Article 24. Appointment.

1.

At most one third of the Supervisory Directors will be appointed by the Stichting and the other Supervisory Directors will be appointed by the general meeting from a list of nominees, to be drawn up by the Stichting.

2.	The provisions of paragraphs 2, 3 and 4 of article 16 shall (mutatis mutandis) apply accordingly to the appointment of members of the Supervisory Board by the general meeting.
3.

The authority of the Stichting to make nominations referred to in this article and a proposal referred to in paragraph 3 of article 25 shall cease upon a Change of Control and/or a Change of Ownership. After such Change of Control and/or such Change of Ownership these rights shall be exercised by the Supervisory Board.

The authority of the Stichting to appoint Supervisory Directors referred to in paragraph 1 of article 24 and to suspend or remove Supervisory Directors referred to in paragraph 1 of article 25 shall cease to exist upon a Change of Control and/or a Change of Ownership, as a consequence whereof all Supervisory Directors shall be appointed, suspended and removed by the general meeting.

The Stichting shall upon request of the Board of Management, provide the Board of Management with such information as the Board of Management may reasonably require in order to determine whether a Change of Control and/or a Change of Ownership has occurred. The Board of Management shall notify the Trade Register of the Chamber of Commerce in Rotterdam about such Change of Control and/or such Change of Ownership.

Article 25. Suspension and removal. Retirement.

1.

A Supervisory Director appointed by the Stichting may be suspended or removed by the Stichting (with due observance of paragraph 3 of article 24) at any time and the other Supervisory Directors may be suspended or removed at any time by the general meeting.

2.

If the Supervisory Board amends the number of Supervisory Directors as a consequence whereof the number of Supervisory Directors appointed by the Stichting would exceed one third of the amended number of Supervisory Directors, then the Stichting shall forthwith remove such a number of Supervisory Directors appointed by it in order to achieve that at most one third of the Supervisory Directors is appointed by it and subsequently the general meeting shall (if necessary) remove such a number of Supervisory Directors appointed by it in order to achieve that the Supervisory Board consists of a number of Supervisory Directors in accordance with the amended number of Supervisory Directors.

3.	The provisions of paragraphs 2 and 3 of article 17 shall also be applicable to the suspension and removal of Supervisory Directors by the general meeting.

AMCO:1445186.1	Allen & Overy LLP

4.

The Supervisory Directors, other than the Supervisory Directors appointed by the Stichting, shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. Each resigning Supervisory Director may be re-appointed as long as he has not reached the age limit.

Article 26. Remuneration.

The general meeting shall determine the remuneration for every member of the Supervisory Board.

Article 27. Duties and powers.

1.	It shall be the duty of the Supervisory Board to supervise the Board of Management’s management and the general course of affairs in the company and in the business conducted by it.

It shall advise the Board of Management. In performing their duties the Supervisory Directors shall act in accordance with the interests of the company and of the business conducted by it.

2.	The Board of Management shall promptly supply the Supervisory Board with the information required for the performance of its duties.
3.

The Supervisory Board shall have access to the buildings and premises of the company and shall be authorised to inspect the books and records of the company. The Supervisory Board may designate one or more persons from among its members or an expert to exercise these powers. The Supervisory Board may be assisted by experts in other cases also.

4.

The Supervisory Board may appoint from amongst its members a delegate Supervisory Director (the “Delegate Supervisory Director”) who will especially be charged with the day-to-day contact with and supervision on the Board of Management in all matters related to the company.

The Supervisory Board may also delegate, under its own responsibility, certain of its powers to the Delegate Supervisory Director.

The Supervisory Board may as well appoint one or more vice delegate Supervisory Directors for the purpose of substituting the Delegate Supervisory Director in case of his absence or incapability to act.

The Board of Management shall contact and consult to the extent possible the Delegate Supervisory Director in all important matters.

Article 28. Proceedings and decision making process.

1.	With due observance of the provisions of these articles of association the Supervisory Board may adopt regulations (the “By-laws Supervisory Board”).
2.

The Supervisory Board shall have a “Chairman” (the “Supervisory Board Chairman”) and a “Vice-Chairman” who shall take the place of the Supervisory Board Chairman in the latter’s absence, both of whom shall be elected from amongst its members in accordance with the provisions of the By-laws Supervisory Board. It shall appoint a secretary, who need not be a member of the Supervisory Board, and make arrangements for substitution in

AMCO:1445186.1	Allen & Overy LLP

case of absence.

3.	The Supervisory Board will meet as often as it deems necessary but at least once a year and will conduct its affairs in accordance with the By-laws Supervisory Board.
4.	All resolutions of the Supervisory Board shall be adopted with a simple majority of the votes cast, except to the extent that the By-laws Supervisory Board require a different vote.
5.

Except as otherwise provided in the By-laws Supervisory Board, the Supervisory Board can only validly adopt resolutions if the Supervisory Director(s) appointed by the Stichting is/are present or represented at such meeting and vote in favour of the proposal.

6.

The secretary shall keep minutes of the proceedings at meetings of the Supervisory Board. The minutes shall be adopted in the same meeting or in a following meeting of the Supervisory Board and shall be signed by the Supervisory Board Chairman and the secretary as evidence thereof.

7.

A Supervisory Director may be represented by a co-member of the Supervisory Board authorised in writing. The expression “in writing” shall include any message transmitted by current means of communication and received in writing. A Supervisory Director may not act as representative for more than one co-member.

8.

The Supervisory Board may also take decisions outside a meeting, provided the proposal concerned is submitted to all Supervisory Directors and none of them objects to this manner of taking decisions. The secretary shall draw up a report regarding a decision thus taken and shall attach the replies received to the report, which shall be signed by the Supervisory Board Chairman and the secretary.

9.	The Supervisory Board shall meet together with the Board of Management as often as the Supervisory Board or Board of Management deems such necessary.

Article 29. Indemnification. Limited liability.

1.

The company shall indemnify any person who is or was a Supervisory Director or a member of the Board of Management and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the name of the company) by reason of the fact that he is or was a Supervisory Director, member of the Board of Management, Officer, employee or agent of the company, or is or was serving at the request of the company as a supervisory director, member of the Board of Management, officer, director, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity, including with respect to employee benefit plans maintained or sponsored by the company or for the benefit of its or any of its group companies’ employees

AMCO:1445186.1	Allen & Overy LLP

or consultants. This indemnification is applicable to all expenses (including attorneys’ fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate. The termination of any action, suit or proceeding by a judgement, order, settlement, conviction, or upon a plea of nolo contende or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

2.

The company shall indemnify any person who is or was a Supervisory Director or a member of the Board of Management and who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the name of the company to procure a judgement in its favour, by reason of the fact that he is or was a Supervisory Director, member of the Board of Management, Officer, employee or agent of the company, or is or was serving at the request of the company as a supervisory director, member of the Board of Management, officer, director, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity, including with respect to employee benefit plans maintained or sponsored by the company or for the benefit of its or any of its group companies’ employees or consultants. This indemnification is applicable to all expenses (including attorneys’ fees) judgements, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

3.

To the extent that a Supervisory Director or member of the Board of Management, Officer, employee or agent of the company has been successful on the merits or otherwise in defence of any action, suits of proceeding,

AMCO:1445186.1	Allen & Overy LLP

referred to in paragraphs 1 and 2, or in defence of any claim, issue or matter therein, he shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

4.

Any indemnification by the company referred to in paragraphs 1 and 2 shall (unless ordered by a court) only be made by the Company upon a determination that indemnification of the Supervisory Director or member of the Board of Management is proper under the circumstances because he had met the applicable standard of conduct set forth in paragraph 1 and 2 of this article 29. Such determination shall be made:

a.

by a decision of the Supervisory Board adopted by a majority of the votes cast by Supervisory Directors who are not parties to such action, suit or proceeding, even though such decision is taken at a meeting at which such Supervisory Directors present or represented are less than a majority of all the Supervisory Directors, or;

b.

if there are no Supervisory Directors who are not named as parties to such action, suit or proceeding or if the Supervisory Directors who are not named as parties to such action, suit or proceeding so direct, by independent legal counsel in a written opinion; or

c.	by the general meeting of shareholders.
5.

Expenses (including attorney’s fees) incurred by a Supervisory Director or a member of the Board of Management in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Supervisory Director or member of the Board of Management to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorised in this article. Such expenses incurred by Officers, employees or agents may be so paid upon such terms and conditions as the Supervisory Board decides.

6.

The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under the laws of the Netherlands as from time to time amended or under any by-laws, agreement, resolution of the general meeting of shareholders or of the disinterested members of the Supervisory Board or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a Supervisory Director, member of the Board of Management, Officer, director, employee, trustee or agent and shall also inure to the benefit of the heirs, executors, administrators and the estate of such a person. The company may, to the extent authorised from time to time by the Supervisory Board, grant rights to indemnification and to the advancement of expenses to any officer, employee or agent of the company to the fullest extent of the provisions of this article 29 with respect to the indemnification and

AMCO:1445186.1	Allen & Overy LLP

advancement of expenses of Supervisory Directors and members of the Board of Management of the company.

7.

The company may, to the extent authorised from time to time by the Supervisory Board, purchase and maintain insurance on behalf of any person who is or was a Supervisory Director, member of the Board of Management, Officer, employee or agent of the company, or is or was serving at the request of the company as a supervisory director, member of the Board of Management, officer, director, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise, or entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.

8.

Whenever in this article reference is made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its supervisory directors, members of the Board of Management, officers, employees and agents, so that any person who is or was a supervisory director, member of the Board of Management, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a supervisory director, member of the Board of Management, officer, director, employee, trustee or agent of another company, a partnership, joint venture, trust or other enterprise or entity, shall stand in the same position under the provisions of this article with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.

9.

No person shall be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a Supervisory Director or member of the Board of Management; provided, however, that the foregoing shall not eliminate or limit the liability of a Supervisory Director or member of the Board of Management (1) for any breach of such individual’s duty of loyalty to the company or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for any transaction from which the director derived an improper personal benefit or (4) for personal liability which is imposed by Dutch law, as from time to time amended. No amendment, repeal or modification of this article 29 shall adversely affect any right or protection of any person entitled to indemnification or advancement of expenses under this article 29 prior to such amendment, repeal or modification.

CHAPTER X

Annual accounts and annual report. Profits.

AMCO:1445186.1	Allen & Overy LLP

Article 30. Financial year. Annual accounts and annual report.

1.	The financial year of the company shall be the calendar year.
2.

Annually, the Board of Management shall draw up annual accounts and shall deposit these at the company’s office for inspection by shareholders, not later than five months after the end of the financial year, unless under special circumstances this term is extended by the general meeting by not more than six months. Within this period, the Board of Management shall also submit the annual report.

3.	Within the period referred to in paragraph 2, the Board of Management shall also submit the annual accounts and the annual report to the Supervisory Board.
4.	The Supervisory Board shall present its report on the annual accounts to the general meeting.
5.	Articles 101, 102 and 103 and Title 9, Book 2 of the Civil Code also apply to the annual accounts and to the annual report.

Article 31. Adoption.

1.	The annual accounts shall be adopted by the general meeting.
2.

A discharge granted to the members of the Board of Management for their management and to the Supervisory Directors for their supervision thereof, relates only to the management insofar as such management is apparent from the financial statements.

Article 32. Profits. Dividend.

1.

Out of the profit - the positive balance of the profit- and loss account - an amount of dividend shall be paid on the preference shares of which the percentage - to be calculated over the paid up part of the nominal value - is equal to the average deposit rate of the European Central Bank, decreased or increased by a discount or upcount, with a maximum of three percent (3%), to be determined by the Board of Management, averaged over the number of days over which the payment is made.

If for any financial year the distribution referred to above cannot or cannot entirely be made because the profit does not so allow, payment of deficit shall be made from the profit of the following financial years.

2.	Subsequently, the Board of Management shall determine which part of the profit - the positive balance of the profit- and loss account - shall be allocated to the reserves.
3.	Any part of the profits remaining thereafter shall be paid as a dividend on the ordinary shares.
4.	The Board of Management may resolve to pay an interim dividend.
5.	In addition, payments to shareholders are subject to articles 103, 104 and 105, Book 2 of the Civil Code.
6.	All distributions on ordinary shares, either as an (interim)dividend or otherwise, shall be made such that on each ordinary share an equal amount or value

AMCO:1445186.1	Allen & Overy LLP

shall be paid. Ordinary shares held by the company shall not be taken into account in determining the distribution on an ordinary share.

Article 33. Distribution in ordinary shares and to the debit of the reserves.

1.	The general meeting may, at the proposal of the Board of Management, resolve that a payment of dividend on ordinary shares be wholly or partly paid by a distribution of ordinary shares in the company.
2.

The Board of Management, provided the Board of Management, in accordance with article 9, is authorised to issue shares, may decide that a distribution on ordinary hares shall not take place in cash but in ordinary shares.

3.

The general meeting may, at the proposal of the Board of Management, resolve that distributions to holders of ordinary shares be made out of the distributable part of the net assets. Paragraph 1 shall accordingly apply.

4.

The Board of Management may decide to effect payment of the amounts payable to holders of preference shares in accordance with article 32 paragraph 1 by such payment being charged to the distributable part of the net assets.

Article 34. Date for payment.

Dividends and other distributions shall be made payable no later than fourteen days after being decided. The payment date making payable shall be announced in accordance with article 45.

CHAPTER XI

General meetings of shareholders.

Article 35. Annual meeting.

1.	The annual meeting shall be held each year, within six months of the end of the company’s financial year.
2.	The agenda for such meeting shall contain, inter alia, the following matters:
a.	the annual report;
b.	adoption of the annual accounts;
c.	discharge of the members of the Board of Management and the members of the Supervisory Board;
d.	appointments to any vacancies;
e.

any other proposals put forward for discussion by the Supervisory Board or the Board of Management, such as proposals concerning the designation of a body competent to issue shares and to grant rights to subscribe for shares and the authorisation of the Board of Management to cause the acquisition of own shares or depository receipts thereof by the company.

Article 36. Other meetings.

Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board deems such necessary, without prejudice to the provisions of the articles 110, 111 and 112, Book 2 of the Civil Code.

AMCO:1445186.1	Allen & Overy LLP

Article 37. Convocation. Agenda.

1.	General meetings of shareholders shall be convened by the Supervisory Board or the Board of Management.
2.	The convocation shall take place no later than on the fifteenth day prior to the date of the meeting.
3.

The notice of the meeting shall state the agenda or it shall state that the shareholders may find details thereof at the company’s office, without prejudice to the provisions of article 46 paragraph 2 of the articles of association and of article 99 paragraph 7, Book 2 of the Civil Code.

4.	The notice of the meeting shall state the requirement for admission to the meeting as described in article 45.
5.	Convocation shall be made in the manner stated in article 45.
6.	Matters not stated in the notice of the meeting may be further announced, subject to the time limit pertaining to the convocation of meetings, in the manner stated in article 43.
7.

Unless the notice of the meeting includes the contents of all documents which, according to the law or the articles of association, are to be available to shareholders for inspection in connection with the meeting to be held, these documents are to be made available free of charge to shareholders at the office of the company and such other place to be designated in the notice of the meeting.

8.	The expression “shareholders” in this article shall include beneficiaries of a right of usufruct and pledgees to which the voting rights on shares accrue.

Article 38. Place of meetings.

The general meetings of shareholders shall be held in The Hague, Amsterdam, Rotterdam or Haarlemmermeer (Schiphol Airport).

Article 39. Chairmanship.

1.

The general meetings of shareholders shall be chaired by the Supervisory Board Chairman. In the event that the Supervisory Board Chairman is absent, the Supervisory Directors present shall elect a chairman from their midst.

2.

If the chairman has not been appointed in accordance with paragraph 1, the meeting shall itself choose a chairman. Until that moment a member of the Board of Management designated thereto by the Board of Management shall act as chairman.

Article 40. Minutes.

1.

Minutes shall be kept of the proceedings at every general meeting of shareholders by a secretary to be designated by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them as evidence thereof.

2.	The Supervisory Board or the chairman may determine that notarial minutes shall be drawn up of the proceedings of the meeting. The notarial minutes shall be co-signed by the chairman.

AMCO:1445186.1	Allen & Overy LLP

Article 41. Rights at meetings. Admittance.

1.

Each shareholder entitled to vote and each beneficiary of a right of usufruct or pledgee to whom the voting rights accrue shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. Where it concerns registered shares, the Board of Management must be notified in writing of the intention to attend the meeting. Such notice must be received by the Board of Management not later than on the date mentioned in the notice of the meeting.

2.

The right to take part in the meeting in accordance with paragraph 1 may be exercised by a proxy authorised in writing, provided that the power of attorney has been received by the Board of Management not later than on the date mentioned in the notice of the meeting.

3.	The date mentioned in the notice of the meeting, referred to in paragraphs 1 and 2, cannot be prior than the seventh day prior to the date of the meeting.
4.

If the voting rights on a share accrue to the beneficiary of a right of usufruct or to a pledgee, instead of to the shareholder, the shareholder is also authorised to attend the general meeting of shareholders and to address the meeting, provided that, where it concerns registered shares, the Board of Management has been notified of the intention to attend the meeting in accordance with paragraph 1.

Paragraph 2 applies accordingly.

5.

With respect to shares in bearer form the company shall also recognise as shareholder the person or entity mentioned in a written statement of a credit institution as being entitled to a given number of bearer shares. Such credit institution(s) shall be mentioned in the convocation for the meeting. The statement should confirm that the person or entity shall remain entitled to the shares until the close of the meeting and must be filed with the offices of the company or such other place as to be announced in the convocation to the meeting, in return for a receipt which shall be a ticket of admission to the meeting. The convocation to the meeting shall mention the date on which the filing of the statement must have been effected at the latest. This date cannot be prior to the fifth day preceding the date of the meeting.

6.	Each share confers the right to cast one (1) vote.
7.	Each person entitled to vote or his proxy shall sign the attendance list.
8.	The Supervisory Directors and the members of the Board of Management shall, as such, have the right to advise the general meeting of shareholders.
9.	The chairman shall decide whether persons other than those who shall be admitted in accordance with the above provisions of this article shall be admitted to the meeting.

Article 42. Votes.

1.	Except where the law or these articles of association otherwise require, all resolutions shall be adopted by absolute majority of the votes cast regardless

AMCO:1445186.1	Allen & Overy LLP

of the percentage of the company’s issued capital present or represented at the meeting.

1.	If in an election of persons a majority is not obtained, a second free vote shall be taken.

If again a majority is not obtained, further votes shall be taken until either one person obtains a majority or the election is between two persons only, both of whom receive an equal number of votes.

In the event of such further elections (not including the second free vote), each election shall be between the persons who participated in the preceding election, but with the exclusion of the person who received the smallest number of votes in that preceding election. If in a preceding election more than one person received the smallest number of votes, it shall be decided by lot which of these persons should not participate in the new election.

If there is a tie of votes in an election between two persons, it shall be decided by lot who is elected, without prejudice to the provision of the following paragraph.

3.	In the event of a tie of votes in an election from a binding list of candidates, the candidate whose name appears first on the list shall be elected.
4.	If there is a tie of votes in a vote other than a vote for the election of persons, the proposal is thus rejected.
5.	All votes may be cast orally.
6.	Abstentions and invalid votes shall not be counted as votes.
7.	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects against it.
8.	The provisions of the articles 13 paragraphs 3 and 4, and 117, Book 2 of the Civil Code also apply to the general meeting of shareholders.

Article 43. Meetings of holders of ordinary shares.

1.	Meetings of holders of ordinary shares shall be convened by the Board of Management, the Supervisory Board or one or more holders of ordinary shares.

The meetings shall be held as often as the Board of Management, the Supervisory Board or the shareholder(s) concerned deem necessary, and also whenever such is required in accordance with the law or these articles of association.

2.	With regard to these meetings, the provisions regarding the general meetings of shareholders shall, to the extent possible, apply.

Article 44. Meetings of holders of preference shares.

1.	Meetings of holders of preference shares shall be convened by the Board of Management, the Supervisory Board or one or more holders of preference shares.

The meetings shall be held as often as the Board of Management, the Supervisory Board or the shareholder(s) concerned deem necessary, and also

AMCO:1445186.1	Allen & Overy LLP

whenever such is required in accordance with the law or these articles of association.

2.	With regard to these meetings, the provisions regarding the general meetings of shareholders shall, to the extent possible, apply.
3.

Resolutions of the Preference Meeting may also be adopted in writing without recourse to a meeting, provided they are adopted with unanimous vote of all holders of preference shares and there are no persons holding rights conferred by Dutch law upon holders of depositary receipts issued with a company’s cooperation for preference shares in its capital.

CHAPTER XII

Convocations and notifications.

Article 45.

1.

All announcements for the general meetings of shareholders, all notifications concerning dividend and other payments and all other communications to shareholders shall be effected by means of a notice in a Dutch national daily paper and a national daily paper or official gazette in each of the countries where the company’s ordinary shares are listed, without prejudice to the provisions of article 96a paragraph 4, Book 2 of the Civil Code.

2.	The expression “shareholders” in paragraph 1 shall include the beneficiaries of a right of usufruct and pledgees to which the voting rights on shares accrue.

CHAPTER XIII

Amendment of the articles of association and dissolution.

Article 46. Amendment of the articles of association. Dissolution. Merger. Split-up.

A resolution of the general meeting to amend the articles of association, to merge or split the company within the meaning of Title 7 of Book 2 of the Civil Code, shall only be adopted on a proposal of the Board of Management and after approval of the Supervisory Board and shall require an affirmative vote of two/thirds of the votes cast, provided that a resolution to amend the articles of association with respect to article 4 shall shall only be adopted on a proposal of the Board of Management and after approval of the Supervisory Board and shall require an affirmative vote of an absolute majority of the votes cast.

A resolution of the general meeting to dissolve the company, shall only be adopted on a proposal of the Board of Management and after approval of the Supervisory Board and shall require an affirmative vote of three quarters of the votes cast.

2.

When a proposal to amend the articles of association or to dissolve the company is to be submitted to the general meeting, such must be mentioned in the notice of the general meeting of shareholders and, if an amendment to the articles of association is to be discussed, a copy of the proposal, setting forth the text of the proposed amendment verbatim, shall at the same time be

AMCO:1445186.1	Allen & Overy LLP

deposited at the company’s office and at such place to be designated in the notice of the meeting for inspection and shall be held available for shareholders as well as for beneficiaries of a right of usufruct and pledgees to which the voting rights on share accrue, free of charge until the end of the meeting.

Article 47. Liquidation.

1.

In the event of dissolution of the company by virtue of a resolution of the general meeting, the Board of Management shall be charged with the liquidation of the business of the company and the Supervisory Board with the supervision thereof.

2.	During liquidation, the provisions of these articles of association shall remain in force as far as possible.
3.

From the balance remaining after payment of debts there shall first, as far as possible, be transferred to the holders of preference shares, in proportion to the total amount of the preference shares held by each of them:

a.

an amount equal to any dividend arrears as referred to in article 32 paragraph 1, which shall then be calculated over the period ending on the day on which the liquidation payment shall become payable; and

b.	the nominal amount paid on the preference shares.
4.	Out of the remainder shall be transferred to the holders of ordinary shares in proportion to the total number of ordinary shares held by each of them.
5.	The liquidation shall otherwise be subject to the provisions of Title 1, Book 2 of the Civil Code.

CHAPTER XIV

Final and transitional statements.

Article 48. Authority to issue shares.

The duration of the authority of the Board of Management to issue shares and to grant rights to subscribe for shares as provided for in article 9, shall be fixed on five years, effective as of the day this amendment of the company’s articles of association takes effect. The authorisation concerns all non-issued shares of the authorised capital as it reads now. The same applies to the authorisation of the Board of Management to limit or exclude the right of pre-emption, as provided for in article 10.

*-*-*-*

AMCO:1445186.1	Allen & Overy LLP